Exhibit 99.1

FOR IMMEDIATE RELEASE

Compugen Ltd. Reports 3rd Quarter 2016 Financial Results

Quarterly conference call will be held on November 16, 2016

HOLON, ISRAEL – November 7, 2016 – Compugen Ltd. (NASDAQ: CGEN), a leading predictive drug discovery company, today reported its quarterly financial results for the third quarter 2016 and nine months ending September 30, 2016.

As previously announced, the Company confirms that it has postponed its third quarter conference call to Wednesday, November 16, 2016 at 10:00 am ET, in order to include discussion of new CGEN-15029 program data to be presented this Friday, November 11, 2016, at the 31st Annual Meeting of the Society for Immunotherapy of Cancer (SITC).

An abstract of Compugen’s presentation, selected by SITC as a late breaking presentation, will be available tomorrow, November 8th, beginning at 8:00 am ET, on the SITC conference website. In addition, the Company plans to issue a press release on November 11, 2016 with respect to the new data to be disclosed at the SITC conference that day.

Anat Cohen-Dayag, Ph.D., President and Chief Executive Officer of Compugen, stated, "We are extremely pleased with our continuing progress in the pursuit of immuno-oncology programs addressing novel immune checkpoint target candidates identified by us in silico. These efforts have resulted in an exceptional pipeline of multiple novel targets, consisting of both T cell-based and more recently myeloid-based targets, potentially offering multiple first-in-class therapeutics with various mechanisms-of-action.”

Dr. Cohen-Dayag continued, “Although advancing such novel target programs to therapeutic development requires longer target validation timelines than required for targets generally pursued by the industry, we believe that the medical and commercial potential presented by these multiple first-in-class programs more than justifies this additional time and effort.”

Revenues for the three and nine months ending September 30, 2016 were $0.1 million and $0.7 million respectively, compared with $0.2 million and $1.0 million for the comparable periods in 2015, primarily reflecting changes in the non-cash amortization during each of these periods of the upfront payment related to the August 2013 collaboration and license agreement with Bayer.

R&D expenses for the three and nine months ending September 30, 2016 were $6.0 million and $18.2 million respectively, compared with $5.3 million and $15.4 million in the comparable periods in 2015. These increases primarily reflect expanded activities involving our pipeline program candidates, including initiation of certain pre-clinical activities and the hiring of additional professional employees and manufacturing and regulatory consultants to support these activities.

Net loss for the third quarter of 2016 was $7.8 million, or $0.15 per diluted share, compared with a net loss of $6.7 million, or $0.13 per diluted share, for the comparable period in 2015. Net loss for the nine months ending September 30, 2016 was $23.0 million, or $0.45 per diluted share, compared with a net loss of $19.7 million, or $0.39 per diluted share, for the comparable period in 2015.

As of September 30, 2016, cash and cash related accounts totaled $68.0 million. The Company has no debt.

Conference Call and Webcast Information
Compugen will hold a conference call on Wednesday, November 16, 2016 at 10:00 a.m. ET to discuss the CGEN-15029 program data to be presented November 11th at the 31st Annual Meeting of the Society for Immunotherapy of Cancer. The conference call and an accompanying slide presentation will be available via live webcast located at the following link.  The conference call may also be accessed by telephone by dialing 1-888-668-9141 from the US or +972-3-918-0609 internationally. A replay of the conference call will be available approximately two hours after the completion of the conference call. To access the replay, please dial 1-888-295-2634 from the US or +972-3-925-5921 internationally. The replay will be available through November 18, 2016.

The above information regarding next week’s conference call and webcast is also available on the Events page of Compugen’s website.

(Tables to follow)

About Compugen
Compugen is a leading therapeutic discovery company utilizing its broadly applicable predictive discovery infrastructure to identify novel drug targets and develop first-in-class biologics. The primary focus of the Company’s current pipeline is on immune checkpoint target candidates discovered by the Company, potentially providing the basis for a next wave of therapeutics for cancer immunotherapy. Compugen’s business model is based on selectively entering into collaborations for its novel target candidates and drug product candidates at various stages of research and development under revenue-sharing agreements. The Company is headquartered in Israel, with R&D facilities in Israel and South San Francisco. At the US facilities, monoclonal antibody therapeutic candidates are discovered and developed against the Company’s novel target candidates. For additional information, please visit Compugen's corporate website at http://www.cgen.com.

Forward-Looking Statement
This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by the use of terminology such as “will,” “may,” “expects,” “anticipates,” “believes,” and “intends,” and describe opinions about future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Among these risks: Compugen’s business model is substantially dependent on entering into collaboration agreements with third parties, and Compugen may not be successful in generating adequate revenues or commercializing aspects of its business model. Moreover, the development and commercialization of therapeutic candidates involve many inherent risks, including failure to progress to clinical trials or, if they progress to or enter clinical trials, failure to receive regulatory approval. These and other factors are more fully discussed in the "Risk Factors" section of Compugen’s most recent Annual Report on Form 20-F as filed with the Securities and Exchange Commission as well as other documents that may be subsequently filed by Compugen from time to time with the Securities and Exchange Commission. In addition, any forward-looking statements represent Compugen’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Compugen does not assume any obligation to update any forward-looking statements unless required by law.

Company contact:
Tsipi Haitovsky
Global Media Liaison
Compugen Ltd.
Email: tsipih@cgen.com
Tel: +972-52-598-9892

COMPUGEN LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except for share and per share amounts)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2016	2015	2016	2015

Revenues	70	229	659	964
Cost of revenues	21	201	188	597
Gross profit	49	28	471	367

Operating expenses
Research and development expenses, net	6,004	5,334	18,241	15,444
Marketing and business development expenses	270	267	741	745
General and administrative expenses	1,742	1,341	5,335	4,369
Total operating expenses	8,016	6,942	24,317	20,558

Operating loss	(7,967)	(6,914)	(23,846)	(20,191)
Financing and other income, net	186	172	852	500
Loss before taxes on income	(7,781)	(6,742)	(22,994)	(19,691)
Taxes on income	-	-	20	-
Net loss	(7,781)	(6,742)	(23,014)	(19,691)

Basic and diluted net loss per ordinary share	(0.15)	(0.13)	(0.45)	(0.39)
Weighted average number of ordinary shares used in computing basic and diluted net loss per share	50,927,819	50,469,567	50,792,439	50,406,864

COMPUGEN LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS DATA
(U.S. dollars in thousands)

	September 30,	December 31,
	2016	2015
	Unaudited	Audited
ASSETS

Current assets
Cash, cash equivalents, short-term bank deposits and restricted cash	68,021	81,421
Investment in marketable securities	74	426
Trade receivable	-	7,800
Other accounts receivable and prepaid expenses	1,242	1,352
Total current assets	69,337	90,999

Non-current assets
Non-current prepaid expenses	91	101
Severance pay fund	2,413	2,179
Property and equipment, net	6,066	6,028
Total non-current assets	8,570	8,308

Total assets	77,907	99,307

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Other accounts payable, accrued expenses and trade payables	4,600	6,542
Deferred revenues	53	312
Total current liabilities	4,653	6,854

Non-current liabilities
Accrued severance pay	2,902	2,556
Total non-current liabilities	2,902	2,556

Total shareholders' equity	70,352	89,897
Total liabilities and shareholders' equity	77,907	99,307